JC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05002246

January 17, 2005

Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/17/2005

Re: Allegheny Energy, Inc.
Incoming letter dated December 21, 2004

Dear Mr. Grossman:

This is in response to your letter dated December 21, 2004 concerning the shareholder proposal submitted to Allegheny Energy by Robert T. Whalen. We also have received a letter on the proponent's behalf dated December 30, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,



Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

3673

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Securities Exchange Act of 1934,
Rule 14a-8(i)(10)

December 21, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Allegheny Energy, Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, Allegheny Energy, Inc., a Maryland corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") submitted by Robert T. Whalen (the "Proponent"), may properly be omitted from the proxy materials (the "Proxy

Materials") to be distributed by the Company in connection with its 2005 annual meeting of stockholders (the "2005 Meeting").

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of (i) this letter and (ii) the Proposal and Supporting Statement submitted by the Proponent, attached hereto as Exhibit A. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent, and, at the Proponent's request, to Mr. John Chevedden.

I. Introduction

The Proposal relates to shareholder rights plans, which are sometimes referred to as "poison pills." In order to be consistent with the Proponent's terminology, we will use the term "poison pill" in this letter. The Proposal requests that the directors of the Company adopt a policy that any new poison pill or extension of an existing poison pill be put to a shareholder vote within a specified time period. The text of the resolution is as follows:

> "RESOLVED: Shareholders request that our Board adopt a policy that any new poison pill, or extension of existing poison pill, be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company."

****

The Company requests that the Staff concur with its view that the Proposal may properly be omitted from its Proxy Materials pursuant to the provision of Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company.

II. The Proposal May be Excluded Under Rule 14a-8(i)(10) because it Has Been Substantially Implemented

Rule 14-8(i)(10) permits the omission of a stockholder proposal where a company has substantially implemented the proposal. See, Exchange Act Release No 34-20091 (August 16, 1983); Puerto Rican Cement Co., Inc., (March 25, 2002); Niagara Mohawk Power Corp. (February 16, 1995). The Staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. See, e.g., Telular Corp. (available December 5, 2003) (where by-laws contemplated and permitted declassification of the board requested in proposal); See also Cisco Systems, Inc. (available August 11, 2003) (where company's executive compensation plan had been considered and approved by the board before shareholder proposal submitted); and Intel Corporation (available March 11, 2003) (where proposal to require shareholder vote on all equity compensation plans and amendments excludable where board had adopted resolutions establishing similar policy).

In this instance, the Company has already substantially implemented the essential objective of the Proposal as it has taken action to eliminate the Company's poison pill and, as described below, has articulated a clear and unambigous position regarding stockholder approval of future poison pills. At the Company's 2004 annual meeting of stockholders (the "2004 Meeting"), the Company's stockholders considered a similar proposal (the "2004 Proposal"), which asked stockholders to "submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot." The Company's Board of Directors supported the 2004 Proposal and recommended that the Company's stockholders vote in favor of it. As disclosed in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2004 (the "Second Quarter 10-Q"), which was filed with the Commission on August 5, 2004, the Company's stockholders voted at the 2004 Meeting, overwhelmingly in favor of the 2004 Proposal.

At the time of the 2004 Meeting, the Company's Board of Directors had already (i) determined to redeem the rights issued under the Company's poison pill and had adopted resolutions to that effect and (ii) filed an application with the Commission under the *Public Utility Holding Company Act of 1935* to authorize such redemption. Following the 2004 Meeting and the approval of the Commission (Holding Co. Act Release 35-27875, July 13, 2004), the Company terminated its poison pill. This termination was publicly disclosed on November 24, 2004, when the Company filed a Current Report on Form 8-K announcing that the Company had terminated its poison pill effective December 6, 2004.

In the Company's definitive proxy statement for the 2004 Meeting (the "2004 Proxy Statement"), the Company stated with respect to the 2004 Proposal that (i) the Company's Board of Directors "supports the stockholder proposal that the adoption or extension of any future stockholder rights agreements be submitted to a stockholder vote" and that (ii) the Company's Board of Directors "intends to take all necessary action to obtain stockholder approval for the adoption or extension of any new rights agreement." (emphasis added) The statements made in the 2004 Proxy

Statement represent the Board's policy on the role of stockholders with respect to the adoption or extension of a poison pill (the "Company's Policy"). See e.g., General Electric Corporation (January 16, 2001) (proposal seeking a firm policy on manufacturing landmines or cluster bombs could be omitted where the company had stated in its proxy statement and CEO had made a public statement at the annual meeting that GE did not, and had no intention to, manufacture landmines or cluster bombs).

The Company's Policy is consistent with the policy statements of a number of other companies to which the Staff has recently granted relief under Rule 14a-8(i)(10) in response to shareholder proposals which are similar to the Proposal. See, for example, 3M Co. (Feb. 17, 2004) (policy stating that the board "will only adopt a rights plan if... stockholders have approved the adoption of the rights plan"); Praxair, Inc. (Feb. 13, 2004) (policy stating that the board "shall submit [the adoption of a Stockholder Rights Plan] to a non-binding shareholder vote"); Bristol-Myers Squibb Co. (Feb. 11, 2004) (policy stating that "[i]t is the Company's policy to seek stockholder approval prior to the adoption of a stockholder rights plan"); The Allstate Corp. (Jan. 28, 2004) (policy stating that the board "shall obtain shareholder approval prior to adopting any shareholder rights plan"); Honeywell Int. (Jan. 27, 2004) (policy stating that board "will seek shareholder approval prior to its adoption of a Shareowner Rights Plan"); General Electric Co. (Jan. 19, 2004) (policy stating that "if GE were ever to adopt a poison pill, the board would seek prior shareholder approval"); Hewlett-Packard (Dec. 24, 2003) (policy stating that the board "shall submit the adoption or extension of any poison pill to a shareowner vote before it acts to adopt any poison pill"); See also, ConAgra Foods, Inc. (July 1, 2004); Safeway, Inc. (April 1, 2004); The Boeing Company (March 15, 2004); General Motors Corporation (March 3, 2004); Borders Group, Inc. (March 1, 2004); and Hewlett-Packard Company (December 24, 2003) (each of the policies requires the board to submit the adoption or extension of any shareholder rights plan to a shareholder vote).

In each of the foregoing cases the Staff granted relief under Rule 14a-8(i)(10) because the company's shareholder rights plan policy stated that such company's board would submit the adoption or extension of any poison pill to a shareholder vote. This no-action relief was granted even in cases when the company's policy contained a "fiduciary-out" provision, which the Company's Policy does not contain. See 3M Co. (Feb. 17, 2004); Praxair, Inc. (Feb. 13, 2004); Bristol-Myers Squibb Co. (Feb. 11, 2004); The Allstate Corp. (Jan. 28, 2004); Honeywell Int. (Jan. 27, 2004); General Electric Co. (Jan. 19, 2004); Hewlett-Packard (Dec. 24, 2003).

The Company's Board of Directors has publicly and unequivocally stated its position with respect to requiring stockholder approval for the adoption or extension of a poison pill by publicly disclosing its position in its 2004 Proxy Statement and by supporting the 2004 Proposal. Accordingly, the Company has substantially implemented the Proposal by disclosing the Company's Policy and therefore the Proposal may be omitted under Rule 14a-8(i)(10).

III. Conclusion

For the reasons set forth above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials for the 2005 Meeting pursuant to Rule 14a-8(i)(10). Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-2116, or, in my absence, Daniel Ganitsky of this firm, at (212) 735-3032.

Very truly yours,



Richard J. Grossman

Enclosures

cc: Gayle M. Hyman, Esq.,
Allegheny Energy, Inc.
Robert T. Whalen
John Chevedden

EXHIBIT A
LETTER, PROPOSAL & SUPPORTING STATEMENT

Robert T. Whalen
RR #1 Box 96
Mount Pleasant, Pa.15666

Mr. Paul Evanson
Chairman
Allegheny Energy, Inc. (AYE)
800 Cabin Hill Drive
Greensburg, Pa. 15601
PH: 724-838-6999
FX: 724-838-6864

Dear Mr.Evanson,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including record holder ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for a definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

Ph: 310-371-7872
FX: 310-371-7872

2215 Nelson Avenue
Redondo Beach, Ca. 90278

Sincerely,



Date: 10/25/04

Robert T. Whalen
Shareholder of Record
Allegheny Energy Inc.

cc:
Daniel Dunlap
Senior Attorney
FX: 724-838-6177
PH: 724-838-6188

3 – Redeem or Vote Poison Pill

RESOLVED: Shareholders request that our Board adopt a policy that any new poison pill, or extension of existing poison pill, be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest. This can result in us as shareholders losing a profitable offer for our stock – or an exchange for shares in a more valuable company.

I believe that even if a special election would be needed, the cost would be almost trivial in comparison to the potential loss of a valuable offer.

Robert T. Whalen, RR #1 Box 96, Mount Pleasant, Penn. 15666 submitted this proposal.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs.

"Poison pills make it easier for incumbent management to retain control. They also prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Poison Pill Negative

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Stock Value

If a poison pill makes our stock difficult to sell – the value of our stock could suffer.

Redeem or Vote Poison Pill
Yes on 3

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Allegheny Energy, Inc. (AYE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Redeem or Vote Poison Pill within 4-Months
Shareholder: Robert Whalen

Ladies and Gentlemen:

This rule 14a-8 proposal reads:
RESOLVED: Shareholders request that our Board adopt a policy that any new poison pill, or extension of existing poison pill, be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

The next paragraph of the proposal states:
"I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest. This can result in us as shareholders losing a profitable offer for our stock – or an exchange for shares in a more valuable company.

The company apparently accepts without objection the second paragraph of the proposal regarding the "material difference between a shareholder vote within 4-months in contrast to our current 12-month lag in a vote." According to rule 14a-8 the company has the right to challenge the accuracy of rule 14a-8 proposal text and the company has not done so.

I believe that it may be fatally inconsistent for a company to claim that it has "substantially implemented" a proposal after it implicitly accepts a "material difference" between the proposal and its current "Policy."

The pill "policy" in the 2004 proxy is ambiguous in the use of wish-list terms such as "supports" and in not specifying any time-span whatsoever to have a shareholder vote.

The company November 24, 2004 Form 8-K (attached) says nothing whatsoever about the "any new poison pill" voting issue in the shareholder proposal. It is disturbing that such reference is omitted from the Form 8-K.

Thus there could be a fundamental contradiction if a proposal calling for a vote is purportedly implemented by a policy that may allow absolutely no vote whatsoever. Voting is arguably the most important way that shareholders can participate in a company. Thus the company may have ambiguously allowed a freeze-out for voting on perhaps the most important topic that could be submitted to shareholders for a vote – whether or not their shares will be sold.

It is oblique and burdensome to require shareholders to search company proxy position statements, in response to shareholder proposals, in order to learn all the Board's policies. The company does not cite any Securities regulation that allows notice of its formal policies to be solely published in company position statements opposing shareholder proposals. Thus the company gives the impression that it does not have a real policy but merely a "policy" of convenience to bolster a weak argument in a no action request letter.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,


John Chevedden

cc: Robert Whalen
Gayle Hyman

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

November 24, 2004 (November 19, 2004)
Date of report (Date of earliest event reported)

ALLEGHENY ENERGY, INC.
(Exact name of registrant as specified in charter)

Maryland (State or Other Jurisdiction of Incorporation)	1-267 (Commission File Number)	13-5531602 (IRS Employer Identification No.)

800 Cabin Hill Drive
Greensburg, Pennsylvania
(Address of principal executive of offices)

15601-1689
(Zip code)

Registrant's telephone number, including area code: (724) 837-3000

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

as of May 2, 2004 (the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services L.L.C. (the "Rights Agent").

Pursuant to the Rights Agreement, the Company had declared a dividend of one right in respect of each share of the Company's common stock. Each right entitled the holder to purchase one share of the Company's common stock under the terms and conditions set forth in the Rights Agreement.

The amendment provides that prior to a Flip-in Date (as defined in the Rights Agreement), the Company may terminate the Rights Agreement by giving written notice to the Rights Agent specifying a termination date which must be at least ten days after the date of the notice. From and after the termination date, no person will have any rights pursuant to the Agreement or any right issued thereunder and each such right will be null and void.

Affiliates of the Rights Agent have performed banking and other services for the Company and its affiliates from time to time for which it has customary fees and expenses.

A copy of the amendment to the Rights Agreement is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 1.02 Termination of a Material Definitive Agreement.

On November 22, 2004, the Company notified the Rights Agent that the Company had elected to terminate the Rights Agreement, effective December 6, 2004 (the "Termination Date"). From and after the Termination Date, no person will have any rights pursuant to the Rights Agreement and each right issued thereunder will be null and void.

Item 3.03 Material Modification to Rights of Security Holders.

As described above, on November 19, 2004, the Company amended the Rights Agreement. On November 22, 2004, the Company notified the Rights Agent that the Company had elected to terminate the Rights Agreement, effective on the Termination Date.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description
99.1	Amendment to the Rights Agreement, dated as of November 19, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY ENERGY, INC.

BY: /S/ David B. Hertzog

Dated: November 24, 2004

DAVID B. HERTZOG
Vice President and General Counsel

3 – Redeem or Vote Poison Pill

RESOLVED: Shareholders request that our Board adopt a policy that any new poison pill, or extension of existing poison pill, be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest. This can result in us as shareholders losing a profitable offer for our stock – or an exchange for shares in a more valuable company.

I believe that even if a special election would be needed, the cost would be almost trivial in comparison to the potential loss of a valuable offer.

Robert T. Whalen, RR #1 Box 96, Mount Pleasant, Penn. 15666 submitted this proposal.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs.

"Poison pills make it easier for incumbent management to retain control. They also prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Poison Pill Negative

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Stock Value

If a poison pill makes our stock difficult to sell – the value of our stock could suffer.

Redeem or Vote Poison Pill
Yes on 3

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 17, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Allegheny Energy, Inc.
Incoming letter dated December 21, 2004

The proposal requests that the board adopt a policy that any new poison pill, or extension of an existing poison pill, be redeemed or submitted to a shareholder vote after the poison pill is adopted by the board.

We are unable to concur in your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Allegheny Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Sara D. Kalin
Attorney-Advisor